NoTie Apps
SHARE SALE AND PURCHASE AGREEMENT

This Share Purchase Agreement ("Agreement") is made as of December 1, 2018, (the "Effective Date") by and among KALMIN CORP. (the "Purchaser"), and NoTie, LLC (the "Seller").

INTRODUCTION

Seller desires to sell and Purchaser desires to purchase NoTie, LLC and its mobile application assets, as described in Exhibit "A" attached hereto and incorporated herein by reference (the "Business") on the terms and conditions set forth in this Agreement.

In consideration of the mutual promises of the parties; in reliance on the representations, warranties, covenants, and conditions contained in this Agreement; and for other good and valuable consideration, the parties agree as follows:

ARTICLE 1 SALE

Purchase of Business Assets

1.01. Seller agrees to sell, convey, transfer, assign, and deliver to Purchaser, and Purchaser agrees to purchase or accept from Seller all outstanding shares of the Business as well as its assets, as more particularly described in **Exhibit "B"** attached hereto and incorporated herein by reference (the "Assets").

Assets Excluded from Sale

1.02. The following assets (the "Excluded Assets") shall be excluded from the Assets to be sold:

(a) All accounts receivable for sales made prior to the Closing Date for the developer accounts.
(b) Cash on hand.
(c) All computers, printers and related accessories and technology equipment.

Payment - Consideration for Sale

1.03. In consideration of the sale and transfer of the Assets and the representations, warranties, and covenants of Seller set forth in this Agreement, Purchaser shall pay the sum of $37,500.00 USD in cash to Seller (the "Purchase Price") via Escrow Agent on or before the Closing Date by bank wire to be held in Escrow. The Purchase Price shall be funded into and released from an escrow account, in accordance with the terms of an Escrow Agreement dated of even date herewith, in the form attached hereto as **Exhibit "E"**.

(a) $33,500:00 USD additional to be deposited into escrow.
(b) $4,000.00 USD deposit that has been received into escrow at the time of signing previous Letter of Intent dated June 7, 2018.

Other conditions:

(c) Todd Bernhard shall become employed by Purchaser for at least 12 months at a rate of $300.00 USD per month at a rate of $100/hour.

Purchaser shall assume on the Closing Date all duties, operating expenses and obligations of the Business (the "Assumed Operating Expenses") including but not limited to those described on **Exhibit "C"** attached hereto and incorporated herein by reference, and to all other purchase orders issued by Business in the ordinary course of business from the effective date of this Agreement to the Closing Date. Except for the Assumed Operating Expenses, Purchaser

will not assume any liabilities, express or implied, fixed or contingent, liquidated or unliquidated, of the Business or in any way relating to the Assets.

Closing

1.04. The parties agree to use commercially reasonable efforts to consummate this transaction ("Closing"). The Closing shall take place through the offices of the broker, located at: Marathon Marketing, Inc., 379 Amherst Street PMB 329, Nashua, NH 03063, on December 1, 2018, or at such other time, date, and place mutually agreed upon in writing by Seller and Purchaser (the "Closing Date"), without the attendance of either the Seller or Purchaser.

ARTICLE 2 SELLER'S REPRESENTATIONS AND WARRANTIES

Seller hereby represents and warrants to Purchaser that the following facts and circumstances are and at all times up to the Closing Date will be true and correct:

Ownership

2.01. Seller is the majority shareholder of Business with full right to sell or dispose of the Business and its Assets as provided for herein. No other person or persons have any claim, right, title, interest, or lien in, to, or on the Business.

Title to Assets and Properties

2.02. Seller has good and marketable title to all of the Assets of the Business, both tangible and intangible. All of these assets are free and clear of liens, pledges, charges, encumbrances, equities, valid claims, covenants, conditions, and restrictions.

Laws and Regulations

2.03. Seller is not knowingly in default or in violation of any law; regulation; court order; or order of any federal, state, municipal, foreign, or other government department, board, bureau, agency, or instrumentality, wherever located, which would materially affect the Assets or the Closing contemplated hereunder.

Litigation

2.04. Seller represents and warrants that there is no litigation proceeding to the Seller's knowledge against or relating to the Business or its assets. Nor does Seller know or have reasonable grounds to know of any basis of any such action or governmental investigation relative to the Business or the Assets.

Authority

2.05. Seller has full power and authority to execute, deliver, and/or consummate this Agreement, subject to the conditions to Closing set forth in this Agreement. Except as otherwise disclosed in this Agreement, no notice to or approval by any other person, firm, or entity, including governmental authorities, is required of Seller to consummate the transaction contemplated by this Agreement.

Brokers

2.06. Except for Marathon Marketing, Inc. (the "Broker"), Seller has not retained, consented to, or authorized any other broker, investment banker, or third party to act on Business's behalf, directly or indirectly, as a broker or finder in connection with the transactions contemplated by this Agreement.

Broker's Fee

2.07. Marathon Marketing, Inc. has/have acted as the only Broker(s) for this sale and, upon successful closing of this transaction, shall have earned a fee of $3,500.00. This provision shall constitute an irrevocable instruction to any escrow opened in connection with the sale of this business.

ARTICLE 3 PURCHASER'S REPRESENTATIONS AND WARRANTIES

Purchaser represents and warrants to Seller that:

Authority

3.01. Purchaser has full power and authority to execute, deliver, and consummate this Agreement subject to the conditions to Closing set forth in this Agreement. No provisions exist in any contract, document, or other instrument to which Purchaser is a party or by which Purchaser is bound that would be violated by consummation of the transactions contemplated by this Agreement.

Access to Information

3.02. The Purchaser has had an opportunity to discuss the Business' management, business plans and financial condition with the Seller's management. The Purchaser understands that a purchase of the Business involves a high degree of risk, and there can be no assurance the Business objectives will be obtained.

Financing

3.03. Purchaser has sufficient funds available to deliver the Purchase Price and to consummate the transactions contemplated by this Agreement.

Broker

3.04. Neither Purchaser, nor any of Purchaser's officers, directors, or employees, has retained, consented to, or authorized any broker, investment banker, or third party to act on its behalf, directly or indirectly, as a broker or finder in connection with the transactions contemplated by this Agreement.

Buyers Obligations

3.05 Purchaser shall pay all of the Assumed Operating Expenses in the ordinary course as they become due. This obligation will survive this Agreement indefinitely.

ARTICLE 4 COVENANTS

Seller covenants with Purchaser that from and after the date of this Agreement until the Closing Date, Seller will and will cause Business to:

Business Operations

4.01. Operate its business and conduct its activities in the normal course of business and not introduce any material new method of management, operation, or accounting.

Maintenance of Assets

4.02. Maintain all Assets in as good a state of operating condition and repair as they are on the date of this Agreement, except for ordinary depreciation, wear, and tear.

Absence of Liens

4.03. Not sell, pledge, lease, encumber, dispose of, or agree to do any of these acts regarding any of the Assets, other than in the normal course of business without the prior written approval of Purchaser.

Preservation of Business

4.04. Use commercially reasonable efforts to preserve intact its organization and personnel and to keep available the services of all of its employees, agents, independent contractors, and consultants commensurate with business requirements.

Preservation of Customer Relations

4.05. Use commercially reasonable efforts to preserve intact the present customers of Business and the goodwill of all customers and others with respect to the business.

Performance of Obligations

4.06. Perform all of its obligations and not make any material amendment to its obligations under all agreements relating to or affecting Business's customers, business, properties, and assets.

Notification of Litigation

4.07. Promptly notify Purchaser in writing of any outstanding or threatened claims; legal, administrative, or other proceedings, suits, investigations, inquiries, complaints, notices of violation, or other process; or other judgments, orders, directives, injunctions, or restrictions against or involving the Assets or that could adversely affect the Assets.

4.08. Not negotiate with any person or entity, or solicit or entertain any proposal concerning any acquisition in any form of business other than ordinary day-to-day operations of the Business.

Payment of Liabilities and Waiver of Claims

4.09. Not do, or agree to do, any of the following acts:
(a) Pay any obligation or liability, fixed or contingent, other than current liabilities.
(b) Waive or compromise any right or claim.
(c) Without full payment, cancel any note, loan, or other obligation owing to Business.

Maintain Existing Agreements

4.10. Not modify, amend, cancel, or terminate any of the Business's existing contracts or agreements, or agree to do so without the written consent of Purchaser.

ARTICLE 5 CONDITIONS TO PURCHASER'S OBLIGATION TO CLOSE

The obligation of Purchaser to close under this Agreement is subject to each of the following conditions (any one of which may, at the option of Purchaser, be waived in writing by Purchaser) existing on the Closing Date, or such earlier date as the context may require.

Representations and Warranties

5.01. Each of the representations and warranties of Seller in this Agreement, the disclosures contained in the exhibits to this Agreement, and all other information delivered under this Agreement shall be true in all material respects at and as of the Closing Date as though each representation, warranty, and disclosure were made and delivered at and as of the Closing Date.

Compliance With Conditions

5.02. Purchaser and Seller shall each comply with and perform all agreements, covenants, and conditions in this Agreement required to be performed and complied with by each of them. All requisite action (corporate and other) in order to consummate this Agreement shall be properly taken by the parties.

ARTICLE 6 PARTIES' OBLIGATIONS AT THE CLOSING

Seller's Obligations at the Closing

6.01. At the Closing, Seller shall execute, if requested, and shall deliver to Purchaser a bill of sale in a form acceptable to Purchaser sufficient to convey to Purchaser all rights, title, and interest in and to all of the Assets and assumed operating expenses described in Exhibit "B" and Exhibit "C" attached hereto and incorporated herein by reference.

Seller, at any time before or after the Closing Date, shall execute, acknowledge, and deliver to Purchaser any further assignments, conveyances, other assurances, documents, and instruments of transfer reasonably requested by Purchaser. Seller shall also take any other action consistent with the terms of this Agreement that may be reasonably requested by Purchaser for the purpose of assigning, transferring, granting, conveying, and confirming to Purchaser or reducing to possession any or all of the Business assets and liabilities to be conveyed and transferred by this Agreement. If requested by Purchaser, Seller further agrees to prosecute or otherwise enforce in its own name for the benefit of Purchaser any claims, rights, or benefits of the Business assets and liabilities that are transferred to Purchaser by this Agreement and that require prosecution or enforcement in Seller's name. Any prosecution or enforcement of claims, rights, or benefits under this paragraph shall be solely at Purchaser's expense, unless the prosecution or enforcement is made necessary by a material breach of this Agreement by Seller.

Purchaser's Obligation at Closing

6.02. At the Closing, Purchaser shall deliver to Seller via Escrow Agent, by bank wire, in the amount of the Purchase Price, payable to Escrow Agent to be held in escrow until the Business Assets have been transferred by Seller to Purchaser. The parties agree that Escrow Agent is authorized to disburse the "Purchase Price" upon receiving written notice from the Purchaser (by e-mail or otherwise) that the Business and Assets have been transferred by the Seller to the Purchaser. The parties acknowledge that such funds shall be disbursed pursuant to a broker's agreement between the Seller and the Broker, and that Broker is under no obligation to disburse the funds until they are made available by the bank for disbursement. Purchaser agrees to use commercially reasonable efforts to effect complete transition of the Assets listed in Exhibit 'B" required for release of funds within 3 business days of Closing.

ARTICLE 7 OBLIGATIONS AFTER THE CLOSING

Preservation of Goodwill

7.01. Following the Closing Date, Seller will restrict its activities so that Purchaser's reasonable expectations with respect to the goodwill, business reputation, and prospects connected with the Assets purchased under this Agreement will not be materially impaired.

Use of Name

7.02. Seller agrees that, after the Closing Date, it will not use or employ in any manner, directly or indirectly, the name of the Business or products, or any variation of the name, except for purposes of designating prior ownership.

App Transfers

7.03. Seller shall assist Purchaser with transferring apps to a new iOS and Google accounts as needed.

ARTICLE 8 GENERAL PROVISIONS

Notices

8 .01. All notices that are required or that may be given pursuant to the terms of this Agreement shall be in writing and shall be sufficient in all respects if given in writing and delivered personally or by registered or certified mail, return receipt requested, postage prepaid as follows:

(i) If to Seller:

Todd Bernhard
No Tie LLC
20 Barclay Square Dr.
Rochester, NY 14618

(ii) If to Purchaser:

KALMIN CORP.
8THE GREEN, SUITE #5140
DOVER DE 19901

Assignment of Agreement

8.02. This Agreement shall be binding on and inure to the benefit of the parties to this Agreement and their respective successors and permitted assigns. This Agreement may not be assigned by any other party without the written consent of all parties and any attempt to make an assignment without consent is void.

Governing Law and Forum

8.03. This Agreement shall be governed by and construed in accordance with the laws of the State of New York. Subject to the binding arbitration provisions of this Agreement, each party hereby agrees that federal and state courts located in New York, shall have in personam jurisdiction and venue with respect to such party, and each party hereby submits to the in personam jurisdiction and venue of such courts and waives any objection based on inconvenient forum.

Amendments; Waiver

8.04. This Agreement may be amended only in writing by the mutual consent of all of the parties, evidenced by all necessary and proper authority. No waiver of any provision of this Agreement shall arise from any action or inaction of any party, except an instrument in writing expressly waiving the provision executed by the party entitled to the benefit of the provision.

Entire Agreement

8.05. This Agreement, together with any documents and exhibits given or delivered pursuant to this Agreement, constitutes the entire agreement between the parties to this Agreement. No party shall be bound by any communications between them on the subject matter of this Agreement unless the communication is (a) in writing, (b) bears a date contemporaneous with or subsequent to the date of this Agreement, and (c) is agreed to by all parties to this Agreement. On execution of this Agreement, all prior agreements or understandings between the parties shall be null and void.

Indemnification

8.06. Purchaser acknowledges that Broker has furnished to Purchaser financial and other information obtained from Seller and other sources, the accuracy and completeness of which have not been verified by Broker. By signing this agreement Purchaser is acknowledging that they are relying solely on their own inspection of the Business, its assets, financial statements, business records, contracts, any assumed liabilities, operational history, future profitability and the representations by the Seller, and not by the Broker. Seller acknowledges that Broker has made no representations

regarding the Purchaser's creditworthiness or ability to complete this transaction or to successfully operate the business by signing this agreement. Seller is acknowledging that they are relying solely on their own investigation of the creditworthiness and business qualifications of Purchaser and not on Broker. Should any representations of Seller or Purchaser be untrue, Purchaser and Seller agree to look solely to each other for relief and shall release, hold harmless, indemnify and defend the Broker from any such claims.

Dispute Resolution

8.07. Any conflicts, disputes or controversies arising out of or relating to this Agreement shall be settled by expedited, binding arbitration conducted in New York under the Commercial Arbitration Rules of the American Arbitration Association ("AAA") then in effect and in accordance with such rules. The parties shall mutually agree to one arbitrator within thirty (30) days from a panel of arbitrators knowledgeable and experienced in Internet-based commercial transactions. The arbitrator shall set a limited time period and establish procedures designed to reduce the cost and time for discovery while allowing the parties an adequate opportunity to discover relevant information regarding the subject matter of the dispute. The arbitrator shall rule upon motions to compel or limit discovery and shall have the authority to impose sanctions, including attorney's fees and costs, should they determine that discovery was sought without substantial justification or that discovery was refused or objected to without substantial justification. The arbitrator shall render their decision in writing within sixty (60) days of the commencement of the arbitration proceeding. The decision of the arbitrator shall be final and binding on the parties. Judgment upon any award rendered by the arbitrator may be entered in any court having jurisdiction. Arbitration fees and costs shall be split equally, and the parties are solely responsible for their respective lawyer fees.

Force Majeure

8.08. Neither party shall be liable for failure to perform any of its obligations under this Agreement during any period in which such party cannot perform due to fire, earthquake, flood, or other natural disaster, epidemic, explosion, casualty, war, terrorism, embargo, riot, civil disturbance, act of public enemy, act of God, or the intervention of any government authority, or similar cause beyond either party's control, and provided further that the other party may terminate this Agreement if such force majeure condition has continued for a period of thirty (30) consecutive days.

Headings

8.09. The section and other headings contained in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement. All references to this Agreement and the words "herein", "hereof", "hereto" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular Section or other subdivision. This Agreement shall be interpreted in accordance with the plain meaning of its terms and not strictly for or against any party hereto or the drafter(s) of this Agreement.

Counterparts

8.10. This Agreement may be signed in counterparts which, together, shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or other electronic means (e.g., electronic mail or PDF) shall be effective as delivery of a manually executed counterpart to Agreement.

Confidentiality

8.11. From and after the Closing, Seller and Purchaser shall hold, and shall use its reasonable best efforts to cause their respective Representatives to hold, in confidence any and all information, whether written or oral, concerning the Business, Business transaction and selling of the Business, except to the extent that Seller or Purchaser can show that such information (a) is generally available to and known by the public through no fault of theirs or their respective Representatives; or (b) is lawfully acquired by Seller or Purchaser, any of their respective Representatives from and after the Closing from sources which are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation. If Seller or Purchaser, or their respective Representatives, are compelled to disclose any information by judicial or administrative process or by other requirements of Law, the party shall promptly notify the

other party in writing and shall disclose only that portion of such information which Seller or Purchaser is advised by its counsel in writing is legally required to be disclosed, *provided that* Seller or Purchaser shall use reasonable best efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by, as applicable, their respective officers thereunto duly authorized.

PURCHASER:

By: ~~[signature]~~ Date: 12/27/28

Teddy Chen An
KALMIN CORP.

SELLER:

By: Todd Bernhard Date: 12/27/18

Todd Bernhard
NoTie, LLC

EXHIBIT "A"
BUSINESS DESCRIPTION

No Tie LLC is an app business, with 120+ apps primarily for iPhone, iPad and Apple Watch with over six million downloads and awards from AARP, About.com, BestAppEver and more. Several apps have consistently been ranked in the Top Ten in their categories, including #1 iPad Medical app.

EXHIBIT "B"
THE ASSETS

Domains & Social Media assets:

NoTie.COM, NoTie.NET, @NoTie
AutoVerbal.com, @AutoVerbal
AutoRingtone.com, @AutoRingtone
RingtoneDirector.com
RingtonesUncensored.com

Applications:

Apple: All apps on this iTunes account – https://itunes.apple.com/us/developer/no-tie-llc/id291792507

Seller will assist with transferring apps to new developer accounts of Buyer's choice.

Other Assets:

Mac mini computer hosted at MacMiniColo.net

Seller: TB Purchaser: [signature]

EXHIBIT "C"

DUTIES, OBLIGATIONS, AND OPERATING EXPENSES ASSUMED

1. Apple developer license
2. Development (at buyer's discretion)
3. Domain name registration & hosting
4. 50-50 split with iSpeech.org for the Obama and Bush voices in the Presidential Edition of Ringtone Director.

Seller: TB Purchaser: [signature]

EXHIBIT "E" (p. 1 of 2)

ESCROW AGREEMENT AND INSTRUCTIONS PURSUANT TO "NoTie Apps" PURCHASE AGREEMENT

Appointment of Escrow Agent

The parties hereby designate and appoint Marathon Marketing, Inc., the Broker herein, as Escrow Agent to help facilitate the transaction(s) contemplated by this agreement

Escrow Provisions

1. KALMIN CORP. shall cause the sum of $33,500.00 USD (comprising $37,500.00 total with the $4,000.00 deposit already on hand) to be wired to the escrow account of Marathon Marketing Inc., on or before the Closing Date to be held in escrow.
2. Eric Owens shall send email verification to all parties confirming receipt of funds.
3. Todd Bernhard shall then perform Seller's obligations upon closing: (i) transfer assets; (ii) deliver source codes, logins and other required resources.
4. Subject to Todd Berhnard's performance of Seller's obligations, KALMIN CORP. shall authorize the Escrow Agent in writing (via email) to release the Seller's proceeds, minus Broker Commission, thus fulfilling Purchaser's transition obligation upon closing pursuant to the Agreement.

Escrow Agent's Rights and Duties

It is understood and agreed by the parties to this Agreement as follows:

(a) The Escrow Agent shall not be responsible for or be required to enforce any of the terms or conditions of any agreement between the Purchaser or Seller. Nor shall the Escrow Agent be responsible for the performance by Purchaser or Seller of its respective obligations under this Agreement.

(b) The Escrow Agent is merely acting as a depository and in a ministerial capacity hereunder with the limited duties herein prescribed.

(c) The Escrow Agent shall be entitled to rely upon the accuracy, act in reliance upon the contents, and assume genuineness, of any notice, instruction, certificate, signature, instrument or other document which is given to the Escrow Agent without verifying the truth or accuracy thereof. The Escrow Agent shall not be obligated to make any inquiry as to the authority, capacity, existence or identity of any person purporting to give any such notice or instructions or the execution of any such certificate, instrument or other document which is given to the Escrow Agent or to verify the truth or accuracy thereof.

(d) In the event that the Escrow Agent shall be uncertain as to its duties or rights hereunder or shall receive instructions with respect to the Escrow Deposit which, in its sole determination, are in conflict either with other instructions received by it or with any provision of this Agreement, it shall be entitled to hold the Escrow Deposit in the Escrow Account pending the resolution of such uncertainty to the Escrow Agent's sole satisfaction, by final judgment of a court or courts of competent jurisdiction or otherwise; or the Escrow Agent, at its sole option, may dispose of the Escrow Deposit with the Clerk of a court of competent jurisdiction in a proceeding to which all parties in interest are joined. Upon the deposit by the Escrow Agent of the Escrow Deposit with the Clerk of any court, the Escrow Agent shall be relieved of all further obligations and released from all liability hereunder.

(e) The Escrow Agent is not and shall not be deemed to be liable for any action taken or omitted by it in good faith and may rely upon, and act in accordance with, the advice of its counsel without liability on its part for any action taken or omitted in accordance with such advice.

(f) The Escrow Agent shall have no duty or obligation to invest any amounts received from the Purchaser and shall keep any and all such amounts so received deposited in a non-interest bearing escrow account established hereunder during the term of this Agreement.

(g) Each of Purchaser and Seller jointly and severally agree to save harmless, indemnify and defend the Escrow Agent for, from and against loss, damages, liability, judgment, cost and expense whatsoever, including attorney's fees, suffered or incurred by it by reason of, or on account of, any act, representation or misrepresentation made to it or its status or for any activities as Escrow Agent under this Agreement, except for any loss, damage, liability, judgment, cost or expense resulting from gross negligence, willful misconduct or bad faith on the part of the Escrow Agent.

(h) The Escrow Agent shall not be required to defend any legal proceeding which may be instituted against the Escrow Agent in respect of the subject matter of this Agreement. If any such legal proceeding is instituted against it, the Escrow Agent agrees promptly to give notice of such proceeding to the parties. The Escrow Agent shall not be required to institute legal proceedings of any kind.

(i) The Escrow Agent shall not, by act, delay, omission or otherwise, be deemed to have waived any right or remedy it may have either under this Agreement or generally, unless such waiver be in writing, and no waiver shall be valid unless it is in writing, signed by the Escrow Agent, and only to the extent expressly therein set forth. A waiver by the Escrow Agent under the terms of this Agreement shall not be construed as a bar to, or waiver of, the same or any other such right or remedy which it would otherwise have on any other occasion.

(j) The Escrow Agent may resign as such hereunder by giving thirty (30) days written notice thereof to the Purchaser and Seller. Should the Escrow Agent resign as herein provided, it shall not be required to accept any deposit, make any disbursements or otherwise dispose of the proceeds, but its only duty shall be to hold the Escrow Deposit for a period of not more than twenty (20) days following the effective date of such resignation; and, if no successor Escrow Agent is appointed, return such funds to the depositor on notice to all parties.

By: [signature] [authorized signature] Date: 12/27/18

Teddy Chen An
KALMIN CORP.

By: [signature] [authorized signature] Date: 12/27/18

Todd Bernhard
NoTie, LLC

By: [signature] [authorized signature] Date: 12/29/18

Eric Owens
Marathon Marketing, Inc.